As filed with the Securities and Exchange Commission on June 18, 2004

                                                                                                                                                                                        Registration No. 333-
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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RENT-WAY, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	25-1407782 (I.R.S. Employer Identification No.)

One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
_______________
William E. Morgenstern
Chairman of the Board and Chief Executive Officer
One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_______________
Copies to:
JOHN J. ZAK, ESQ.	ELEAZER KLEIN, ESQ.
MARY CATHERINE MALLEY, ESQ.	Schulte Roth & Zabel LLP
Hodgson Russ LLP	919 Third Avenue
One M&T Plaza, Suite 2000	New York, New York 10022
Buffalo, New York 14203	(212) 756-2000
(716) 856-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of Registration Fee
Common Stock, without par value	939,850 shares (1)	$9.18 (2)	$8,632,522 (2)	$1,094

(1)	Represents shares being registered for resale by the holders of shares of Series A Convertible Preferred Stock of the Registrant, ("the selling shareholders"), pursuant to an agreement among the Registrant and the selling shareholders, as follows: (i) 939,850 shares of common stock, representing 125% of the shares currently issuable upon the conversion of the preferred stock held by the selling shareholders; and (ii) an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933 that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling shareholders.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices of the Registrant's common stock reported on the New York Stock Exchange on June 14, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

939,850

RENT-WAY, INC.

Common Stock

_____________________

        The selling shareholders named on page 15 are selling up to 939,850 shares. The selling shareholders have acquired or may acquire the shares of common stock being offered by converting shares of our Series A Convertible Preferred Stock that we issued in a private placement. The selling shareholders may sell these shares at any time, but they are not required to sell any shares. We will not receive any of the proceeds from the shares sold by the selling shareholders.

        Our common stock is listed on the New York Stock Exchange under the symbol "RWY." On June 14, 2004, the last reported sale price of our common stock was $9.22 per share. The selling shareholders may offer shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."

        Our executive offices are located at One Rent Way Place, Erie, Pennsylvania 16505 and our telephone number is (814) 455-5378.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

____________________

The date of this prospectus is June 18, 2004

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information or make representations that are different. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

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ABOUT THIS PROSPECTUS

        As used in this prospectus, the term "we," "us," "our" and "Rent-Way" mean Rent-Way, Inc., a Pennsylvania corporation, and its subsidiaries. The term "common stock" means our common stock, no par value.

        We have agreed to pay the expenses incurred in registering the shares of common stock being offered by this prospectus.

        You should carefully read this prospectus for details about this offering, including the information under the heading "Risk Factors." However, much of the information about us that you should consider before you invest in our common stock is not set forth in this prospectus. We encourage you to obtain and carefully read the information about us identified under the heading "Incorporation of Certain Documents by Reference" at the end of this prospectus.

RENT-WAY, INC.

        We are the second largest operator of stores in the rental-purchase industry with 753 stores in 33 states as of June 14, 2004. We offer quality brand name computers, home entertainment equipment, furniture, appliances, and jewelry to customers under full-service, rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. Management believes that these rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise. We also provide prepaid local phone service to consumers on a monthly basis through dPi Teleconnect LLC, our 83.5%-owned subsidiary. We operate in two segments: in the rental-purchase industry and, through dPi Teleconnect, in the prepaid local phone service industry.

        Our principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505 and our telephone number is (814) 455-5378. Our Internet address is http://www.rentway.com. We make available at no cost through the Investor Relations section of our internet website our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after this material is filed or furnished to the SEC. Our corporate governance guidelines, board committee charters, and our codes of conduct are also available through the Investor Relations section of our internet website where they may be accessed without charge. We will mail any of the foregoing documents without charge to any shareholder on request. Requests for mailings should be made to Deborah Peterson, Investor Relations Coordinator, at the telephone number above.

        Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 19 and "Incorporation of Documents by Reference" on page 21.

ABOUT THIS OFFERING

        On June 2, 2003, we sold $205.0 million of senior secured notes in a private placement. In connection with this sale, we also entered into a new $60.0 million revolving line of credit and sold $15.0 million in newly authorized 8% Series A convertible preferred stock in a private placement. We used the net proceeds of the note offering, together with borrowings under this revolving line of credit and the net proceeds of the sale of the Series A preferred stock, to repay all amounts outstanding under our former bank credit facility. The senior notes pay interest at the rate of 11 7/8% per year and mature in 2010. The senior notes are fully and unconditionally guaranteed by all of our existing and future wholly owned domestic subsidiaries and secured by second priority liens on substantially all of our and our subsidiary guarantors' assets, including our rental contracts and the stock we hold in our domestic subsidiaries. If we have excess cash flow and exceed specified leverage ratios at the end of any fiscal year, we may be required to use a portion of our excess cash flow to offer to purchase notes at a purchase price equal to 104.25% of their principal amount, plus accrued and unpaid interest, to the purchase date. We have the ability to redeem all or part of the notes under certain conditions at any time prior to June 15, 2010. We registered the senior notes in an exchange offer which commenced on December 29, 2003 and was completed on January 29, 2004.

        We sold $15.0 million of our Series A preferred stock in the private placement and an additional $5 million of Series A preferred stock to the investors upon the exercise of an option to purchase the additional shares. The option was exercisable at any time and from time to time between June 2, 2003 and June 2, 2004. The last purchase was completed on May 20, 2004. The Series A preferred stock bears dividends at a rate per annum of eight percent of stated value, payable at our option either in cash or, under specified circumstances, shares of our common stock. The Series A preferred stock will mature eight years after issuance and will be convertible into shares of our common stock at any time at the option of the investors. The initial conversion price of the Series A preferred stock will be $6.00 per share for the Series A preferred stock sold in the private placement and $6.65 for the shares sold upon the exercise of the option, subject to anti-dilution and other adjustments that could result in the issuance of additional shares of our common stock. If several conditions are met, the Series A preferred stock will be redeemable by us at our option at its stated value plus accumulated but unpaid dividends after June 2, 2008. The investors may also require us to repurchase the Series A preferred stock at a premium, subject to the restricted payment limitations imposed by the indenture for the notes, and require any unredeemed Series A preferred stock to accrue dividends at 15% per annum, upon the failure of the common stock to be listed on the NYSE or the NASDAQ National Market or upon a change of control of us. We will also have the right to repurchase the Series A preferred stock at a premium upon a change of control of us. See "Description of Capital Stock" for additional information regarding the Series A preferred stock.

        We agreed to register the common stock issuable upon conversion of the Series A preferred stock and certain additional shares to account for anti-dilution and other adjustments. We also agreed to register additional shares of common stock that may, at our option, be issued as dividends on the Series A preferred stock. In July 2003, we registered an initial 3,275,000 shares of common stock issuable upon conversion of the Series A preferred stock, issuable as dividends and certain additional shares to account for anti-dilution and other adjustments. With this registration statement, we are registering 939,850 shares of common stock issuable upon conversion of the additional Series A preferred stock issued upon exercise of the option and certain additional shares to account for anti-dilution and other adjustments. We have agreed to file the registration statement by June 20, 2004 and to use our best efforts to have the registration statement declared effective not later than September 18, 2004.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer and the price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

Our significant indebtedness and dividend payment obligations limits our cash flow available for operations and our financial flexibility.

        We have incurred substantial debt to finance our growth and we have pledged substantially all of our assets as collateral for our debt. We had debt of $258.1 million (including $15.0 million of capital leases, $16.3 million of Series A preferred stock, and exclusive of original issue discount of approximately $3.6 million applicable to the senior notes) at March 31, 2004, and our ratio of debt to total capitalization at that date was approximately 70.6%. We may need to incur additional indebtedness to operate our business successfully. Our debt under our bank credit facility is subject to variable rates of interest. This exposes us to the risk that interest rates will rise and the amount of interest we pay to our bank lenders will increase. The projected annual cost of servicing our debt, assuming an average balance on our revolving credit facility of $40 million and that the full principal amount of the senior notes remains outstanding, is $32.1 million. In the event we are unable to service our bank debt, our lenders would have the right to accelerate repayment of the debt and foreclose on our assets pledged to them as security.

        We also have dividend payment obligations on the Series A preferred stock. The Series A preferred stock bears dividends at 8% per year of stated value, payable at our option either in cash or, under specified circumstances, our shares of common stock.

        The degree to which we are leveraged could have other important consequences to holders of the common stock, including the following:

•	we must dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt and dividends on the Series A preferred stock, and, under the indenture for the senior notes, must make an offer to purchase senior notes on an annual basis from excess cash flow, reducing the funds available for our operations;

•	our ability to obtain additional financing is limited;

•	our flexibility in planning for, or reacting to, changes in the markets in which we compete is limited;

•	we are at a competitive disadvantage relative to our competitors with less indebtedness; and

•	we are rendered more vulnerable to general adverse economic and industry conditions.

Our revolving credit facility imposes restrictions that limit our operating and financial flexibility.

        Covenants in our revolving credit facility will restrict our ability to:

•	incur liens and debt,

•	pay dividends;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations, asset dispositions, sale-leaseback transactions and affiliate transactions; and

•	change our business.

        These covenants will also require us to maintain compliance with financial ratios, each as defined in our credit facility, such as a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum rental merchandise usage ratio, and minimum levels of net worth and monthly EBITDA, among others. If we are unable to meet the terms of these covenants or if we breach any of these covenants, a default could result under our credit facility. A default, if not waived by our lenders, could impair our ability to borrow additional funds under the credit facility and could result in outstanding amounts thereunder becoming immediately due and payable. If acceleration occurs, we may not be able to repay our debt and we may not be able to borrow sufficient additional funds to refinance the debt. If we are unable to repay outstanding amounts under our revolving credit facility, the holders of the debt could foreclose on our assets securing this debt.

Restrictive covenants in the indenture for the senior notes may also limit our operating and financial flexibility.

        The terms of the indenture for the senior notes contain a number of operating and financial covenants that will restrict our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	sell assets;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us or grant liens to secure debt under the indenture;
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•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

        Our ability to comply with the covenants contained in the indenture may be affected by events beyond our control, including economic, financial and industry conditions. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could require us to repay the notes prior to their maturity, which would adversely affect our financial condition. In addition, an event of default under the indenture for the senior notes will also constitute an event of default under our senior credit facility. Even if we are able to comply with all applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

We may still be able to incur substantially more debt, which could increase the risks described above.

        The terms of our revolving credit facility and the indenture governing the senior notes do not fully prohibit us or our subsidiaries from incurring additional debt. As of March 31, 2004, we had $32.3 million available for additional borrowings under our revolving credit facility. As a result, we may be able to incur substantial additional debt in the future. If we do so, the risks described above could intensify.

We depend, to a certain extent, on our subsidiaries for cash needed to service our obligations, and our subsidiaries may not be able to distribute cash to us.

        We need the cash generated by our subsidiaries' operations to service our obligations. Our subsidiaries are not obligated to make funds available to us. Our subsidiaries' ability to make payments to us will depend upon their operating results and will also be subject to applicable laws and contractual restrictions. Some of our subsidiaries may become subject to loan agreements and indentures that restrict sales of assets and prohibit or significantly restrict the payment of dividends or the making of distributions, loans or advances to shareholders and partners. Furthermore, the indenture governing the notes permits our subsidiaries to incur debt with similar prohibitions and restrictions in the future.

If we do not have sufficient capital, we may not be able to operate our business successfully.

        Our capital needs are significant. We need capital:

•	to purchase new rental merchandise for our stores;

•	to service our debt; and

•	to open or acquire new stores.

        We may have to issue debt or equity securities that are senior to our common stock. We may have to issue additional shares of common stock that may dilute your ownership interest. We may not be able to raise additional capital on terms acceptable to us. In April 2002, we raised capital by selling our common stock and warrants to acquire our common stock in a private placement at a price that was below the then prevailing market price of our common stock. The terms of our Series A preferred stock prohibit us from issuing any additional shares of preferred stock that would be senior to or pari passu with the Series A preferred stock. If we are unable to raise additional capital, we may not be able to purchase new rental merchandise for our stores, service or repay our outstanding debt or open or acquire new stores.

Since a substantial portion of our assets consists of intangible assets, the value of some of these intangible assets may not be realized.

        A substantial portion of our assets consist of intangible assets, including goodwill and covenants not to compete relating to our acquisition of stores. At March 31, 2004, we had $188.8 million of intangible assets. This is a substantial portion of our $443.7 million in total assets at that date. The value of our intangible assets may not be realized on our sale, liquidation or otherwise. We will also be required to reduce the carrying value of our intangible assets if their value becomes impaired. This type of reduction could reduce our earnings significantly. In the fiscal years ended September 30, 2002 and September 30, 2003, we reduced the carrying value of our intangible assets by $58.9 million and $41.3 million, respectively.

If we are unable to offer new products or services or to continue strategic relationships with our suppliers, we may be unable to attract new customers and to maintain our existing customers.

        New product offerings help us attract new customers and satisfy the needs and demands of our existing customers. Our new product offerings may be unsuccessful for several reasons, including:

•	we may have overestimated our customers' demand for these products;

•	we may have mispriced these products given our limited experience with them;

•	we may have underestimated the costs required to support our new product offerings;

•	we may have underestimated the difficulty in training our store personnel to sell and service these products;

•	we may incur disruptions in our relationship with our suppliers of these new products;

•	we may experience a decrease in demand due to technological obsolescence of some of our new products; and

•	we may face competition from our current rental-purchase competitors and other retailers who offer similar products to their customers.

If we are unable to open new stores and operate them profitably, our sales growth and profits may be reduced.

        An important part of our growth strategy is to increase the number of stores we operate and to operate those stores profitably. Beginning in fiscal 2004, we expect to open between 25 and 30 new stores each year. Our failure to execute this growth strategy could reduce our future sales growth and profitability. New stores generally operate at a loss for approximately eight months after opening. There can be no assurances that future new stores will achieve profitability levels comparable to those of our existing stores within the expected time frame or become profitable at all.

        In addition, agreements for the sale of our stores typically contain noncompete provisions under which we agree not to open new stores within a specified radius of the store sold. For example, in connection with the sale of 295 stores to Rent-A-Center, Inc., we agreed not to open any new stores within a seven-mile radius of the stores sold for a period of four years. These noncompete agreements will restrict our ability to open new stores in certain areas.

        A number of other factors could also affect our ability to open new profitable stores consistent with our strategy. These factors include:

•	continued customer demand for our products at levels that can support acceptable profit margins;

•	the hiring, training and retaining of skilled personnel;

•	the availability of adequate management and financial resources;

•	the ability and willingness of suppliers to supply merchandise on a timely basis at competitive prices; and

•	the identification and acquisition of suitable sites and the negotiation of acceptable leases for such sites.

        Our continued growth also depends on our ability to increase sales in our existing stores. The opening of additional stores in an existing market could result in lower sales at our existing stores in that market.

We need to continue to improve our operations in order to improve our financial condition, but our operations will not improve if we cannot continue to effectively implement our business strategy or if general economic conditions are unfavorable.

        To improve operations, management developed and is implementing a business strategy focused on controlling operating expenses, providing higher margin products, engaging in marketing efforts to differentiate us from our competitors, enhancing our relationships with our customers and selectively opening new stores in existing markets. If we are not successful in implementing our business strategy, or if our business strategy is not effective, we may not be able to continue to improve our operations. Our operating success is also dependent on our ability to maintain appropriate levels of inventory, achieve and maintain a product mix that satisfies changing customer demands and preferences and purchase high quality merchandise at attractive prices. In addition, any adverse change in general economic conditions may reduce consumer demand for our products and reduce our sales. Failure to continue to improve operations or a decline in general economic conditions would cause our revenues and our operating income to decline and impair our ability to service our debt.

We are dependent on our management team, and the loss of their services may result in poor business performance including lower revenues and operating income.

        The success of our business is materially dependent upon the continued services of our management team. The loss of key personnel could result in poor performance including lower revenues, lower operating income and loss of employee and supplier confidence. Additionally, we cannot assure you that we will be able to attract or retain other skilled personnel in the future. We do not maintain keyman life insurance policies on any member of our management team.

RISKS RELATED TO OUR INDUSTRY

If we fail to comply with extensive laws and governmental regulations relating to the rental-purchase industry or other operations, we could suffer penalties or be required to make significant changes in our operations.

        Forty-seven states have enacted laws regulating or otherwise impacting the rental-purchase transactions. All states in which our stores are located have enacted these types of laws. These laws generally require specific written disclosures concerning the nature of the transaction. They also may require a grace period for late payments and contract reinstatement rights in the event the rental-purchase agreement is terminated for non-payment. The rental-purchase laws of some states which limit the total dollar amount of payments that may be charged over the life of the rental-purchase agreement. States having these laws include Michigan, New York, Ohio, Pennsylvania and West Virginia. Enactment of new or revised rental purchase laws could require us to change the way in which we do business which could increase our operating expenses and thus decrease our profitability.

        In addition, we offer prepaid local phone service through our 83.5% owned subsidiary, dPi Teleconnect LLC. dPi Teleconnect's business was made possible by the Telecommunications Act of 1996. In order to conduct this business, dPi Teleconnect must obtain governmental authorization in each state in which it provides local telephone service. Any state or federal regulation that limits the Telecommunications Act of 1996 or any of the state laws regulating this business may require dPi Teleconnect to change the way it does business or to discontinue providing this service in some or all states.

We face intense competition in the rental-purchase industry, which could reduce our market share in existing markets and affect our entry into new markets.

        The rental-purchase industry is highly competitive. We compete with other rental-purchase businesses, and, to a lesser degree, with rental stores that do not offer their customers a purchase option as well as with traditional retail businesses that offer an installment sales program or offer comparable products and prices. Competition with these businesses is based primarily on customer service, although competition with other rental-purchase businesses is also based on prices, terms, product selection and product availability. Our inability to compete effectively with other businesses and other rental stores could cause customers to choose these other businesses or rental stores for their rental-purchase needs. Our largest industry competitor is Rent-A-Center, Inc. Rent-A-Center is national in scope and has significantly greater financial resources and name recognition than we have. As a result, Rent-A-Center may be able to adapt more quickly to changes in customer requirements and may also be able to devote greater resources to the promotion and sale of its products.

        Furthermore, new competitors may emerge. The cost of entering the rental-purchase business is relatively low. Current and potential competitors may establish financial or strategic relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

RISKS RELATED TO THIS OFFERING

Conversion of the Series A preferred stock will dilute the ownership interest of existing shareholders.

        Our Series A preferred stock is convertible into shares of our common stock. Conversion of the Series A preferred stock will likely occur only when the conversion price is below the then trading price of our common stock and will dilute the ownership interests of existing shareholders. We also have the right, subject to certain conditions, to pay dividends on the Series A preferred stock through the issuance of shares of our common stock calculated at 95% of the arithmetic average of the daily volume weighted average prices of our common stock for the five trading days immediately preceding the second trading day prior to the applicable payment date. Any sales in the public market of the common stock issuable upon conversion of or as dividends on the Series A preferred stock could adversely affect prevailing market prices of our common stock.

Our articles and by-laws contain provisions that may discourage, delay, or prevent a merger or acquisition involving us that our shareholders may consider favorable.

        In some cases, our shareholders may be in favor of a change in control of our company through a merger or an acquisition. Some of the provisions in our articles of incorporation and bylaws may delay or prevent a change in control of our company by:

•	authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of the board of directors;

•	providing for a classified board of directors;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at meetings; and

•	providing for restrictions on the calling of special shareholder meetings and on the removal of directors.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Rent-Way's future prospects. These statements may be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and relate to future events and occurrences. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. Rent-Way undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, the occurrence of future events, or otherwise.

USE OF PROCEEDS

        The shares of common stock are being offered solely for the accounts of the selling shareholders. We will not receive any proceeds from the sale of shares by the selling shareholders.

DESCRIPTION OF CAPITAL STOCK

        As of the date of this prospectus, our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, no par value and 1,000,000 shares of preferred stock. As of June 9, 2004, (i) 26,223,776 shares of common stock were issued and outstanding, (ii) 9,807,882 shares of common stock were reserved for issuance upon the exercise of outstanding stock options, warrants and convertible securities, and (iii) 2,000 shares of Series A preferred stock were outstanding.

Common Stock

        Dividends. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends at such times and in such amounts as our board of directors may from time-to-time determine.

        Voting Rights. Each holder of common stock is entitled to one vote per share on all matters to be voted on by shareholders, except that shareholders, pursuant to Pennsylvania law, are entitled to cumulative voting in the election of directors. Cumulative voting means that a shareholder is entitled to a number of votes equal to the number of shares held by such shareholder multiplied by the number of directors to be elected, and all of such votes may be cast for one nominee or distributed among any two or more nominees.

        Conversion and Other Rights. The common stock has no conversion, redemption or sinking fund provisions applicable to it and is not liable to further call or assessment. All issued and outstanding shares of common stock are fully paid and non-assessable.

        Liquidation. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the assets legally available for distribution to holders of the common stock will be distributed ratably among those holders.

Series A Preferred Stock

        Dividends. From the date of issuance, dividends on the stated value of the Series A preferred stock will accrue daily at a rate of 8.0% per annum. Dividends on the Series A preferred stock will be payable quarterly in cash or in shares of our common stock at our option; provided, however, that if we elect to pay dividends in shares of our common stock, (i) a registration statement must be effective with respect to such shares of common stock and (ii) the number of shares issued would be calculated at 95% of the arithmetic average of the daily volume weighted average prices of our common stock for the five trading days immediately preceding the second trading day prior to the applicable dividend payment date. Dividends not paid within five business days of the dividend payment date will bear interest at 15.0% per annum until paid in full.

        Voting Rights. The holders of the Series A preferred stock have no voting rights, except as required by law and except that a vote of the holders of a majority of the shares of Series A preferred stock is required for any amendment or change to the powers, designations, preferences and rights of the Series A preferred stock or the issuance of any shares of Series A preferred stock other than pursuant to the agreements we have entered into with the selling shareholders.

        Conversion Rights. Subject to certain limitations, each share of Series A preferred stock is convertible at any time at the option of the holder into a number of shares of our common stock computed by dividing the stated value (initially $10,000) of such share of Series A preferred stock by the conversion price. The conversion price initially will be $6.00 for the Series A preferred stock sold in the initial closing on June 2, 2003 and $6.65 for any shares sold pursuant to the holders' option to purchase $5.0 million of additional Series A preferred stock. In each case, the conversion price will be subject to anti-dilution adjustments on several events. These events include stock splits, stock dividends and sales of our common stock or securities convertible into our common stock at prices lower than the conversion price. If any of these events occur, the number of shares of our common stock issuable upon conversion of our Series A preferred stock would increase.

        Optional Redemption. We will have the right to redeem the Series A preferred stock, in whole or in part, at any time and from time to time after June 2, 2008, in cash at a redemption price equal to the stated value of the Series A preferred stock plus accrued but unpaid dividends. This right is subject to satisfaction of the following conditions at the time of redemption: our having complied with our obligations to deliver shares of common stock on conversion of the Series A preferred stock; that we be listed on, and that there have been no threatened delisting of our shares from, either the NYSE or the NASDAQ National Market; there having occurred no announcement of a change of control of us; that the registration statement covering the shares of common stock underlying the Series A preferred stock remains effective for specified periods of time prior to and following the redemption date; and that we have been in material compliance with and not have materially breached any provision of any agreement with the investors. We will also have the right to redeem the Series A preferred stock at a premium upon a change in control of us.

        Mandatory Redemption. The investors will have the right to cause us to redeem any or all of the outstanding shares of Series A preferred stock at any time after the six month anniversary of the date when none of our senior notes and no bank indebtedness under our new revolving credit facility are outstanding, in cash, at a redemption price equal to the stated value of the Series A preferred stock plus accrued but unpaid dividends. The investors may also require us to repurchase the Series A preferred stock at a premium, subject to the restricted payment limitations imposed by the indenture for the notes, and require any unredeemed Series A preferred stock to accrue dividends at 15.0% per annum, upon the failure of the common stock to be listed on the NYSE or the NASDAQ National Market or upon a change of control of us. In the event we fail to redeem the Series A preferred stock on notice from the investors or to convert the Series A preferred stock on a timely basis, in whole or in part, when required, the investors will have the option of voiding the related redemption or conversion notice and receiving a downward adjustment, if appropriate, to then applicable conversion price equal to the lesser of the conversion price then in effect or the lowest weighted average trading price of our common stock in the periods prior to the voiding of the notice.

        Maturity. The maturity date of the Series A preferred stock is eight years from the date of issuance. If any shares of Series A preferred stock remain outstanding on the maturity date, the shares are redeemable by us at a redemption price equal to the stated value of such shares of Series A preferred stock plus accrued but unpaid dividends.

        Liquidation. Upon our liquidation, dissolution or winding up, each holder of Series A preferred stock will be entitled to be paid in cash, before any distribution or payment is made on our common stock, an amount per share equal to its stated value plus accrued and unpaid dividends.

        Registration Rights. We registered an initial 3,275,000 shares of common stock issuable upon conversion of and as dividends on the Series A preferred stock acquired in the initial closing in July 2003. The holders acquired additional Series A preferred stock upon the exercise of their option as described above. We are required to file a registration statement on Form S-3 covering the common stock issuable on conversion of the Series A preferred stock so acquired not later than June 20, 2004 and to cause the registration statement to become effective not later than September 18, 2004. We will pay cash liquidated damages to the holders of the Series A preferred stock in the event we do not meet these requirements, and also in the event the registration statement becomes unavailable to the holders for periods beyond specified grace periods.

Limitation of Liability of Officers and Directors

        Our by-laws limit the liability of directors for any action taken or omitted unless (i) the director breaches or fails to perform his or her duties and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Under Pennsylvania law, a director also remains personally liable where the responsibility or liability is pursuant to any criminal statute or is for the non-payment of taxes under Federal, State or local law. In addition, our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Pennsylvania law. We also maintain directors and officers liability insurance.

Anti-Takeover Provisions

        Certain provisions of our Articles of incorporation and our by-laws may make us a less attractive target for acquisition by an outsider who does not have the support of our directors. There are 1,000,000 authorized shares of our preferred stock, of which 2,000 are issued and outstanding. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy consent or otherwise. The Articles grant our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock.

        Our by-laws provide for three classes of directors, as nearly equal in number as possible, with the term of office of at least one class expiring each year. The members of a class are elected for a term of three years and until their respective successors have been elected and qualified. The impact of such classification of the directors on the cumulative voting rights of shareholders will be to limit the number of shares that any shareholder may cumulate in the election of directors to the number of shares held by such shareholder multiplied by the number of directors in the class to be elected. The by-laws also provide that only the board of directors may call special meetings of the shareholders and that the entire board of directors, or any class of the board, or any individual director may be removed from office by vote of the shareholders entitled to vote thereon only for cause. In addition, the by-laws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors to be brought before meetings of our shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting at which the action is to be taken. Under the by-laws, to be timely, notice must be received by our Secretary not less than 14 days nor more than 50 days prior to any meeting of the shareholders called for the election of directors. Such notice must also contain information specified in the by-laws.

        While the foregoing provisions will not necessarily prevent take-over attempts, they may discourage an attempt to obtain control of our company in a transaction not approved by our board of directors by making it more difficult for a third party to obtain control in a short time and impose its will on the remaining shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

SELLING SHAREHOLDERS

        The following table sets forth as of June 9, 2004 and as adjusted to reflect the selling shareholders' sale of the common stock offered hereby which shares are issuable upon conversion of our Series A preferred stock and dividends thereon and information regarding beneficial ownership of our common stock by the selling shareholders. Except for the ownership of the Series A preferred stock, the selling shareholders have not held any positions or offices or had any material relationship with us or any of our affiliates within the past three years.

        The table includes the number of shares and the percentage ownership represented by those shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. Under the terms of the Series A preferred stock, no selling shareholder who owns preferred stock may convert their preferred stock to the extent that the conversion would cause the selling shareholder, together with its affiliates to beneficially own more than 4.99% of the outstanding shares of our then outstanding common stock following such conversion. For purposes of making this determination, shares of common stock issuable upon conversion of the preferred stock which is not then being converted are excluded. The percentages set forth in the table below do not reflect this limitation.

        Because the selling shareholders may sell all, a portion, or none of their shares being offered in this offering, no estimate can be made of the aggregate number of shares that each selling shareholder may actually sell or that each selling shareholder will own upon completion of this offering.

        The shares offered by this prospectus may be offered from time to time by the selling shareholders named below or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided by the selling shareholders and are accurate to the best of our knowledge. It is possible, however, that the selling shareholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

	Beneficial Ownership Prior to the Offering		Number of Shares Being Offered (4)	Beneficial Ownership After the Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
Smithfield Fiduciary LLC (1)	1,734,837	5.9	501,880	0	0
Mainfield Enterprises, Inc.(2)	866,666	2.9	250,000	0	0
AIG Annuity Insurance Company (3)	292,579	1.0	84,586	0	0
The Variable Annuity Life Insurance Company (3)	286,910	1.0	82,707	0	0
VALIC Company II High Yield Bond Fund (3)	5,669	*	1,880	0	0
VALIC Company II Strategic Bond Fund (3)	5,669	*	1,880	0	0
SunAmerica Income Funds - SunAmerica High Yield Bond Fund (3)	21,171	*	5,639	0	0
SunAmerica Income Funds - SunAmerica Strategic Income Fund (3)	5,669	*	1,880	0	0
SunAmerica Series Trust - SunAmerica High Yield Bond Portfolio (Polaris) (3)	32,509	*	9,398	0	0

_________________________________

(1)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Mr. Dubin and Mr. Swieca disclaims beneficial ownership of the securities held by Smithfield.

(2)	Pursuant to an investment management agreement, Eldad Gal has voting control and investment discretion over securities held by Mainfield Enterprises, Inc. Mr. Gal disclaims beneficial ownership of the securities held by Mainfield.

(3)	AIG Global Investment Corp. is the investment advisor of AIG Insurance Company and of The Variable Life Insurance Company and is the investment subadvisor of VALIC Company II High Yield Bond Fund, VALIC Company II Strategic Bond Fund, SunAmerica Income Funds - SunAmerica High Yield Bond Fund, SunAmerica Income Funds - SunAmerica Strategic Income Fund, SunAmerica Series Trust - High Yield Bond Portfolio (Polaris). As the investment advisor and subadvisor of the aforementioned entities, AIG Global Investment Corp. has investment discretion over securities held by these entities. The Global Investment Committee of AIG Global Investment Corp., each member of which is described in AIG Global Investment Corp.'s form ADV last filed with the Securities and Exchange Commission as of June 14, 2004, has the power to vote and dispose of the securities owned by the aforementioned entities. AIG Global Investment Corp. is headquartered at 175 Water Street, New York, New York, 10038. Each of the members of its Global Investment Committee and AIG Global Investment Corp. disclaims beneficial ownership of these securities.

(4)	Represents the maximum number of shares that could be sold under this prospectus, which covers 125% of the shares of common stock issuable upon conversion of the Series A preferred stock, and does not constitute a commitment to sell any or all of the number of shares stated. Each selling shareholder will determine the number of shares to be sold by that holder from time to time.

*Less than 1%

        Other than the shares of common stock offered under this prospectus, there are no other shares available for sale under the Securities Purchase Agreement dated June 2, 2003 by and between the selling shareholders and us, at this time or in the future.

PLAN OF DISTRIBUTION

        The shares to be sold in this offering have been listed on the NYSE, subject to official notice of issuance.

        We are registering shares of common stock issuable upon conversion of the Series A preferred stock to permit the resale of these shares of common stock by the holders of the Series A preferred stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

•	in the over-the-counter market,

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise, or

•	through the settlement of short sales.

        In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

        The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them. If the selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling shareholders and any broker-dealer participating in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

        We do not know whether any selling shareholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

        We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the selling shareholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $23,000.

        We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement or we will be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

        The validity of the shares of our common stock offered by this prospectus will be passed upon for us and the selling shareholders by Hodgson Russ LLP, Buffalo, New York.

EXPERTS

        Our consolidated financial statements as of September 30, 2003 and 2002 and the related statements of income, shareholders' equity and cash flows for each of the years ended September 30, 2003, 2002 and 2001 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file proxy statements, annual, quarterly and special reports and other information with the SEC. You may read and copy at the prescribed rate, any document that we file with the SEC at its public reference room in Washington, DC, Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. You may call the SEC at 1-(800) SEC-0330 for further information about the public reference room. Our filings are also available at the SEC's website at http://www.sec.gov. Our public filing are also available for inspection at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10025. Our Internet address is http://www.rentway.com. The information on our website is not intended to be incorporated into this prospectus by reference and should not be considered part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate the information we file with them in this prospectus by reference. This means that we can disclose important information to you by referring you to their documents. Future filings made by us with the SEC are considered to automatically update this prospectus until this offering is completed. These future filings include periodic reports including Annual Reports on Forms 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Form 8-K, as well as our proxy statements.

        We incorporate by reference into this prospectus (i) the documents listed in the following table, (ii) all documents filed by us pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of the initial registration statement and prior to the effectiveness of this registration statement, and (iii) any additional documents subsequently filed by us pursuant to Sections 13(a) or 14 of the Exchange Act until this offering is complete:

Our SEC Filings File No. 0-22026	Period

Annual Report on Form 10-K	Year ended September 30, 2003.

Quarterly Report on Form 10-Q	Quarter ended December 31, 2003.

Quarterly Report on Form 10-Q	Quarter ended March 31, 2004.

Current Reports on Form 8-K	Filed on: December 22, 2003, December 29, 2003, January 29, 2004, February 9, 2004, March 4, 2004, April 20, 2004, and May 20, 2004.

        You can obtain at no cost any of the documents incorporated by reference in this prospectus from us, other than exhibits to those documents unless we specifically incorporated by reference this exhibit into this prospectus. You can request these documents by writing or by telephoning us at the following address and telephone number:

Investor Relations
RENT-WAY, INC.
One RentWay Place
Erie, Pennsylvania 16505
(814) 455-5378

        We will mail materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The expenses to be incurred in connection with the offering are set forth below. The selling shareholders will not pay any expenses of the offering. All amounts are estimates except the SEC registration fee.

SEC registration fee	$1,094
Accounting fees and expenses	15,000
Legal fees and expenses	5,000
Miscellaneous	2,000
Total	$23,094

Item 15. Indemnification of Directors and Officers

        The provisions of Sections 1741 through 1750 of the Pennsylvania Business Corporation Law provide that a corporation shall have the power to indemnify any person who was or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a representative of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. To the extent that a representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding or in defense of any claim, issue or matter therein, the corporation is required by the Pennsylvania Business Corporation Law to indemnify them against expenses actually and reasonably incurred by them in connection with their defense.

        Rent-Way's By-Laws provide that it shall indemnify its officers and directors against claims arising from actions taken in their official capacity except where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness or to have involved the receipt from Rent-Way of a personal benefit to which the officer or director was not entitled, or where the indemnification has been determined in a final adjudication to be unlawful. Rent-Way may create a fund, trust or other arrangement to secure the indemnification. In addition, Rent-Way is required to pay the expenses of defending the claim in advance of final adjudication upon the receipt of an undertaking by the officer or director to repay the advanced amounts if it is ultimately determined that the officer or director is not entitled to be indemnified. These provisions of the By-Laws are expressly permitted pursuant to the Pennsylvania Business Corporation Law.

Item 16. Exhibits
Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended to include the Statement with Respect to Shares of Series A Convertible Preferred Stock of the Company dated May 30, 2003 (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Company's registration statement on Form S-3, No. 333-102525, filed on June 25, 2003).

3.2	By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed July 2, 2001).

5.1(*)	Opinion of Hodgson Russ LLP.

10.1	Securities Purchase Agreement dated June 2, 2003 among the Company and the investors listed on the schedule of buyers attached thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 3, 2003).

10.2	Registration Rights Agreement dated June 2, 2003 among the Company and the buyers of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 3, 2003).

23.1(*)	Consent of Hodgson Russ LLP (included in Exhibit 5.1).

23.2(*)	Consent of PricewaterhouseCoopers LLP.

24.1(*)	Power of Attorney (included on signature page to this Registration Statement).
_______________
(*)	Filed herewith.

Item 17. Undertakings

        (a)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Rent-Way pursuant to the foregoing provisions or otherwise, Rent-Way has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Rent-Way of expenses incurred or paid by a director, officer or controlling person of Rent-Way in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Rent-Way will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

        (b)     Rent-Way also hereby undertakes that:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

	(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
	(ii)	To reflect in the prospectus any facts or event arising after the effective date of the Registration Statement, or the most recent post-effective amendment of the Registration Statement, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and
	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information in the Registration Statement;

        Provided, however, that paragraphs (b)(1)(i) and (b)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports field with or furnished to the Commission by Rent-Way pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.
(2)	That for the purposes of determining any liability under the Securities Act, each such post-effective shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offer to sell those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (c)     Rent-Way hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Rent-Way's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to

Section 15(d) of Rent-Way Exchange Act, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Rent-Way certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned who are duly authorized in the City of Erie, Commonwealth of Pennsylvania, on June 18, 2004.

RENT-WAY, INC.

By:	/s/ William E. Morgenstern
William E. Morgenstern, Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints each of William E. Morgenstern and William A. McDonnell, with full power to act without the other, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments) to this Registration Statement, to file the same, together with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices and other documents necessary or advisable to comply with the applicable state securities laws, and to file the same, together with all other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorneys-in-fact and agents or any of them, or their or his or her substitutes or substitute, full power and authority to perform and do each and every act and thing necessary and advisable as fully to all intents and purposes and he or she might or could perform and do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the date stated.

Signature	Title	Date

/s/ William E. Morgenstern	Chairman of the Board, Chief Executive	June 18, 2004
William E. Morgenstern	Officer and Director (Principal Executive Officer)

/s/ William A. McDonnell	Vice President, Chief Financial Officer	June 18, 2004
William A. McDonnell	(Principal Financial Officer)

/s/ John A. Lombardi	Vice-President, Corporate Controller and	June 18, 2004
John A. Lombardi	Chief Accounting Officer (Principal Accounting Officer)

*	Director	June 18, 2004
Gerald A. Ryan

Signature	Title	Date

*	Director	June 18, 2004
John W. Higbee

*	Director	June 18, 2004
Robert B. Fagenson

*	Director	June 18, 2004
Marc W. Joseffer

*	Director	June 18, 2004
William Lerner

*	Director	June 18, 2004
Jacqueline Woods

EXHIBIT INDEX
Exhibit No.	Description

3.1	Articles of Incorporation of the Company, as amended to include the Statement with Respect to Shares of Series A Convertible Preferred Stock of the Company dated May 30, 2003 (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Company's registration statement on Form S-3, No. 333-102525, filed on June 25, 2003).

3.2	By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed July 2, 2001).

5.1(*)	Opinion of Hodgson Russ LLP.

10.1	Securities Purchase Agreement dated June 2, 2003 among the Company and the investors listed on the schedule of buyers attached thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 3, 2003).

10.2	Registration Rights Agreement dated June 2, 2003 among the Company and the buyers of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 3, 2003).

23.1(*)	Consent of Hodgson Russ LLP (included in Exhibit 5.1).

23.2(*)	Consent of PricewaterhouseCoopers LLP.

24.1(*)	Power of Attorney (included on signature page to this Registration Statement).
_______________
(*)	Filed herewith.